


SECURITIE 05041617 ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-50272

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2004 (MM/DD/YY) AND ENDING 3/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Samsung Securities (America), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.



SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH. D.C.
213
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 50th Floor,
(No. and Street)

New York (City) NY (State) 10174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hyeong Jun Kim 212-972-2454 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION



PROCESSED
SEP 2 7 2005

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

AFFIRMATION

I, Hyeong Jun, Kim, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Samsung Securities (America), Inc. for the year ended March 31, 2005, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature May/9/2005
Date

President
Title



Notary Public

KELLY E. HAN
Notary Public, State of New York
No. 01HA6041969
Qualified in Queens County
Commission Expires May 15, 2002 2006



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Samsung Securities (America), Inc.:

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd., as of March 31, 2005 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 9, 2005

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2005

ASSETS

Cash and cash equivalents	$	10,066,176
Commissions receivable from Parent		313,356
Commissions receivable from brokers, dealers and clearing organizations		53,336
Securities owned, at market value:		
Certificate of deposit		1,016,647
Mutual funds		3,064,193
Furniture and office equipment, at cost, less accumulated depreciation of $178,986		36,175
Deferred income taxes		183,864
Other assets		129,095
TOTAL ASSETS	$	14,862,842

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses and other liabilities	$	1,136,415
Commitments		
Stockholder's equity:		
Common stock, par value $1 per share - 100 shares authorized, issued and outstanding 50 shares		50
Additional paid-in capital		4,999,950
Retained earnings		8,726,427
Total stockholder's equity		13,726,427
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	14,862,842

See notes to financial statements

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF INCOME
YEAR ENDED MARCH 31, 2005

REVENUES:		
Commissions	$	6,833,941
Interest and dividends		134,616
Trading gains, net		13,404
Others		93,597
Total revenues		7,075,558
EXPENSES:		
Employee compensation and benefits		1,766,980
Communication and data processing		200,753
Occupany and equipment rental		191,732
Other operating expenses		583,229
Total expeneses		2,742,694
INCOME BEFORE PROVISION FOR INCOME TAXES		4,332,864
PROVISION FOR INCOME TAXES		2,078,317
NET INCOME	$	2,254,547

See notes to financial statements

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,254,547
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	18,265
Unrealized gain on securities owned, net	(13,404)
Deferred income taxes	(142,029)
Changes in assets and liabilities:	
Securities owned, at market value	5,522,551
Commissions receivable from Parent	37,061
Commissions receivable from brokers, dealers and clearing organizations	(53,336)
Other assets	88,722
Accrued expenses and other liabilities	513,289
Net cash provided by operating activities	8,225,666
CASH FLOWS FROM INVESTING ACTIVITIES:	
Additions to furniture and office equipment	(5,842)
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,219,824
CASH AND CASH EQUIVALENTS:	
Beginning of year	1,846,352
End of year	$ 10,066,176
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes:	$ 2,049,590

See notes to financial statements.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
STOCKHOLDER'S EQUITY - March 31, 2004	$ 50	$ 4,999,950	$ 6,471,880	$ 11,471,880
Net income	-	-	2,254,547	2,254,547
STOCKHOLDER'S EQUITY - March 31, 2005	$ 50	$ 4,999,950	$ 8,726,427	$ 13,726,427

See notes to financial statements

SAMSUNG SECURITIES (AMERICA), INC.
(A WHOLLY-OWNED SUBSIDIARY OF SAMSUNG SECURITIES CO., LTD.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND THE YEAR ENDED MARCH 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the state of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and has been a member of the National Association of Securities Dealers, Inc. ("NASD") since February 25, 1998.

The Company engages primarily in broker and dealer transactions of Korean securities, and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the U.S. investing in the emerging markets. As shown in the accompanying statement of operations, the major source of income is commissions from its brokerage services.

The Company has clearing agreements with its Parent and others whereby the clearing organizations clears their securities transactions for the Company and its customers and carries such accounts on a fully disclosed basis as their customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

Cash Equivalents – Cash equivalents include all highly liquid instruments purchased with original maturity of three months or less at the date of acquisition.

Securities and Brokerage Transactions – Securities transactions and related income and expenses are recorded on a settlement date basis. Transactions are reviewed on a trade date basis for significant differences. No unsettled securities transactions existed at March 31, 3004 and 2005. Commission and related expenses are recorded on a trade date basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Furniture and Office Equipment – Furniture and office equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Income Taxes – Income taxes are accounted for based on the provisions of the Statements of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, whereby deferred income taxes are provided to show the tax effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted

regular tax expected to apply to taxable income for the period in which the deferred tax assets or liability is expected to be settled or realized.

Fair Value of Financial Instruments – Securities owned, which are primarily invested in a money market mutual fund, are valued at the fair value using quoted market prices for actual or similar instruments which the resulting gains or losses reflected in trading gain or loss for the current year. Receivable from brokers, dealers and clearing organizations, receivable from Parent, other assets, and accrued expenses and other liabilities are carried at amounts which approximate fair value.

Accounting and Reporting Developments – In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (R), ("FIN No. 46 (R)"), *"Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,"* a replacement of FIN No. 46. FIN No. 46 (R) provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities. FIN No. 46 (R) requires variable interest entities to be consolidated by the primary beneficiary. FIN No. 46 (R) also provides technical corrections and addresses certain implementation issues. The adoption of FIN No. 46 (R) did not have a material effect on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123 (R), *"Share-Based Payment,"* ("SFAS No. 123 (R)"). SFAS No. 123 (R) is a revision of FASB Statement No. 123, *"Accounting for Stock-Based Compensation"*. This statement supersedes Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"* and amends FASB Statement No. 95, *"Statement of Cash Flows."* SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements using a fair-value-based method. SFAS No. 123 (R) is effective for public companies as of the beginning of the first interim period that begins after June 15, 2005. The Company does not believe that the adoption of SFAS No. 123 (R) will have a material effect on its financial statements.

2. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March, 31, 2005, the Company had a minimum net capital requirement of $250,000, whereas it had net capital of $12,731,213. The Company's percentage of aggregate indebtedness to net capital was 8.93%.

3. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2005 is as follows:

	Deferred Tax Assets (Liabilities)
Accrued expenses	$ 196,000
Depreciation and other	(12,136)
Total	183,864
Valuation allowance	-
Deferred tax assets - net	$ 183,864

The necessity of establishing a valuation was considered. Since it was determined that it was more likely than not the Company would fully utilize the benefit of deferred tax assets on these deductible differences, the Company established no valuation allowance as of March 31, 2005.

The provision for income taxes for the year ended March 31, 2005 is summarized as follows:

	Current	Deferred	Total
Federal	$ 1,341,657	$ (91,966)	$ 1,249,691
State	$ 878,689	$ (50,063)	$ 828,626
	$ 2,220,346	$ (142,029)	$ 2,078,317

Subsequent Event – Since April 2005, the Company's income tax return for the year ended March 31, 2004 has been under examination by the Internal Revenue Service (the "IRS"). In the opinion of the Company, the results of the IRS's examination are not expected to have a material effect on its financial statements.

4. RELATED PARTY TRNSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Commission income earned from the Parent amounted to approximately $6,599,000 for the year ended March 31, 2005. Related commissions receivable from the Parent as of March 31, 2005 amounted to $313,356.

5. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute up to 15% of their compensation or $13,000. Based upon each employee's length of service, the Company contributes an amount equal to 20% to 100% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company. The Company's share of contributions to the plan was approximately $14,000 for the year ended March 31, 2005.

6. COMMITMENT

The Company leases office under noncancelable operating lease expiring in December 2009. The following is a schedule of the approximate minimum annual rental commitment for such lease:

Year ending March 31:	Amount
2006	$ 175,000
2007	178,000
2008	188,000
2009	188,000
Thereafter	141,000
	$ 870,000

The total rental expense for the year ended March 31, 2005, aggregates approximately $175,000.

7. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with theses activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customers activities by monitoring the creditworthiness of its customers.

8. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

* * * * * *

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

COMPUTATION OF NET CAPITAL FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2005

STOCKHOLDER'S EQUITY	$ 13,726,427
NONALLOWABLE ASSETS AND OTHER CAPITAL CHARGES:	
Commissions receivable	366,692
Furniture and office equipment, net	36,175
Deferred tax assets	183,864
Other assets	78,883
Total nonallowable assets and other capital charges	665,614
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	13,060,813
HAIRCUTS ON SECURITIES POSITION	329,600
NET CAPITAL	12,731,213
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	1,136,415
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	75,761
Minimum dollar net capital requirement	250,000
EXCESS NET CAPITAL	$ 12,481,213
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	8.93%

NOTE: The difference of $704,013 between the above computation of net capital and that reported by the Company in its unaudited Part IIA of Form X-17-5 relates primarily to audit adjustments regarding intercompany transactions.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in conditions for exemption appearing in paragraph (k)(2)(i) of the rule.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 9, 2005

Samsung Securities (America), Inc.
405 Lexington Avenue
New York, NY 10174

In planning and performing our audit of the financial statements of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd., for the year ended March 31, 2005 (on which we issued our report dated May 9, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP